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                                         Filed pursuant to Rule 425 under the
                                            Securities Act of 1933 and deemed
                                             filed pursuant to Rule 14a-12 of
                                          the Securities Exchange Act of 1934

                           Subject Company: Commercial Net Lease Realty, Inc.

                                                 Commission File No.: 0-12989


        Commercial Net Lease Realty, Inc. distributed the following press release on July 2, 2001.


NEWS RELEASE

For information contact:
Kevin B. Habicht
Chief Financial Officer
(407) 265-7348                                          For Immediate Release
                                                                 July 2, 2001

                      COMMERCIAL NET LEASE REALTY, INC.
               AGREES TO ACQUIRE CAPTEC NET LEASE REALTY, INC.

ORLANDO, FLORIDA, JULY 2, 2001 - Commercial Net Lease Realty, Inc. (NYSE:NNN) announced today that it has agreed to acquire Captec Net Lease Realty, Inc. (Nasdaq:CRRR), a publicly traded real estate investment trust, which owns 136 freestanding, net lease properties located in 28 states.

Captec shareholders will receive approximately $12.1 million in cash, 4.35 million newly issued Commercial Net Lease Realty common shares and two million newly issued shares of Commercial Net Lease Realty's 9% Class A Preferred Stock.

Following the merger, Commercial Net Lease Realty will own, either directly or through investment interests, 377 properties in 40 states with total gross leasable area of approximately 7 million square feet. These properties are leased to 96 retailers in 26 lines of trade.

"The Captec portfolio presents an excellent opportunity for Commercial Net Lease Realty," commented Gary Ralston, President and Chief Operating Officer. "This transaction reflects a continuation of our investment focus on high quality, freestanding retail properties subject to long-term, net leases with major retail tenants and will be executed on a leverage neutral basis. These properties will provide additional geographic and retail concept diversification. We expect the transaction to generate meaningful efficiencies and to be immediately accretive to Commercial Net Lease Realty's funds from operations. In addition, the transaction will enhance Commercial Net Lease Realty's liquidity, presence and visibility with investors and tenants and will position Commercial Net Lease Realty as a leading net lease retail company."

The merger, which has been unanimously approved by each company's Board of Directors, is subject to the approval of





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Captec's shareholders. The merger does not require Commercial Net Lease Realty shareholder approval and is subject to customary closing conditions. First Union Securities, Inc. served as financial advisor to Commercial Net Lease Realty and provided a fairness opinion in connection with the transaction.

Commercial Net Lease Realty, an equity real estate investment trust, invests in high-quality, freestanding retail properties subject to long-term, net leases with major retail tenants, such as Barnes & Noble, Best Buy, Eckerd and OfficeMax. The Company currently owns, either directly or through investment interests, 241 properties in 36 states with total gross leasable area of approximately 6.0 million square feet. These properties are leased to 56 retailers in 24 retail lines of trade.

Management will hold a conference call on July 2, 2001 at 2:00 pm EDT to review this transaction. The call can be accessed on the Company's web site live at http://www.cnlreit.com. For those unable to listen to the live broadcast, a replay will be available on the Company's web site.

Safe Harbor Statement
Statements in this press release, which are not strictly historical, are "forward -looking" statements. Forward-looking statements involve known and unknown risks, which may cause the Company's actual results in the future to differ materially from expected results. These risks include, among others, general economic conditions, local real estate conditions, construction delays or other delays, and the availability of capital to finance planned growth, as described in the Company's filings with the Securities and Exchange Commission. Consequently, such forward-looking statements should be regarded solely as reflections of the Company's current operating and development plans and estimates. Actual operating results may differ materially from what is expressed or forecast in this press release.

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Investors and security holders of both the Commercial Net Lease Realty, Inc.
and Captec Net Lease Realty, Inc. are advised to read the proxy statement/prospectus regarding the business combination transaction referred to in the press release, when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by the companies at the Securities and Exchange Commission's web site at http://www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained from both companies by directing such requests to the companies. Captec Net Lease Realty, Inc. and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Captec Net Lease Realty, Inc. with respect to the proposed merger. Information regarding such officers and directors is included in Captec Net Lease Realty's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 filed with the Securities and Exchange Commission. This document is available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from Captec Net Lease Realty, Inc.



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